March 17, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Attention:	Ms. Anuja Majmudar

RE:	Registration Statement on Form S-3
File No. 333-216231

Dear Ms. Majmudar:

Reference is made to the letter request of Camber Energy, Inc. (the “Company”) for acceleration of effectiveness of the above-captioned registration statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on March 16, 2017, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-captioned registration statement effective until such time as the Company shall request pursuant to a new request.

Camber Energy, Inc.

/s/ Anthony C. Schnur

Anthony C. Schnur President and Chief Executive Officer